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Marisol Fernández

Investor Relations

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E-mail : mfl@madeco.cl

Web Site : www.madeco.cl

MADECO S.A. ANNOUNCES CONSOLIDATED RESULTS FOR THE THIRD QUARTER 2002

(Santiago, Chile, November 14th, 2002) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced today its consolidated financial results in Chilean GAAP for the quarter and nine month period ended September 30th, 2002. All figures are expressed in Chilean pesos as of September 30th, 2002 (the year-over-year CPI variation totaled 2.2%) and US dollar conversions expressed in this report are based on the exchange rate effective on that same date (US$1.00 = Ch$748.73).

1. Madeco's Highlights

    On an annualized basis, Madeco's consolidated revenues and EBITDA for the Jan-Sep 2002 period amounted to approximately US$354 million and US$26 million, respectively.
    The Wire and Cable business unit continues to be impacted by the depressed investment activity in the telecommunications sector, generating significantly reduced revenues from copper and optical fiber telecommunications cable sales for the Jan-Sep 2002 period. The telecom industry stagnation, coupled with the international economic slowdown, resulted in a year-over-year 39.8% decline in the Wire and Cable unit's revenues.
    Operating results for the Brass Mills unit improved for the Jan-Sep 2002 period versus the same period the previous year, both in absolute terms (+62.2%) and as a percentage of sales (from 1.5% in 2001 to 3.2% in 2002). The increase reflects significantly reduced operating losses in the Argentine PBS division, which offset the poorer performance in the coin division and the Chilean PBS division.
    The Flexible Packaging unit results improved notably for the Jan-Sep period 2002 versus the same period last year, due to decreases in costs and expenses, the fruits of the Company's restructuring initiatives. Operating income for the Jan-Sep 2002 period amounted to Ch$1,968 million, versus a Ch$258 million loss for the same period last year. Furthermore, the Flexible Packaging unit's EBITDA was more than double last year's figure (from Ch$1,755 million in 2001 to Ch$3,865 million in 2002).
    The results of the Aluminum unit improved considerably for the Jan-Sep 2002 period, reflecting the termination of the curtain wall business as well as the Company's extensive "Indalum Building Systems" commercial efforts. Operating income grew more than 15 times versus the previous year's figure (from Ch$179 million in 2001 to Ch$2,786 million in 2002) and operating margin rose 12.6 percentage points (from 0.8% in 2001 to 13.4% in 2002). Moreover, EBITDA increased, from Ch$735 million in 2001 to Ch$3,264 million for 2002.
    The Company's non-operating results were severely impacted by the currency translation of the results of its foreign subsidiaries, pursuant to Technical Bulletin N 64. As a consequence of Argentina's peso devaluation and the Brazilian real devaluation, the Company recorded accumulated net losses for the Jan-Sep 2002 period of Ch$6,544 million and Ch$2,047 million, respectively. Furthermore, as a consequence of the Chilean peso devaluation against the US dollar, the Company registered additional losses amounting to Ch$13,058 million.
  The Company continues to advance on its financial restructuring process. On October 28, 2002, the Company obtained waivers from its Series A, B and C bondholders; pursuant to the waivers, the Company is required to comply with certain contract provisions related to financial ratios beginning in March 2003. In addition, the Board of Directors of Madeco S.A. has called an Extraordinary Shareholders' Meeting to be held on November, 14, 2002, in which a new capital increase in Chilean pesos amounting to the equivalent of US$137 million will be considered.

2. Consolidated Income Statement Highlights (Exhibits 1 & 2)

Year-over-year figures are not directly comparable. The 2002 results include the cessation of production operations in the Company's Argentine wire and cable and brass mills business, which resulted from the temporary closure of its production facilities since December 2001, as well as the Company's exit from its curtain wall business in 1Q02.

2.1. Revenues

3Q Revenues generated in 3Q02 totaled Ch$69,625 million, a 20.9% decrease versus the same period of 2001 (Ch$87,974 million). The revenue decrease stems from the aforementioned strategic operating reductions, as well as the Brazilian economic slowdown and Argentina's continued recession.

YTD Revenues amounted to Ch$198,806 million for the first nine months of 2002, a 30.1% decrease versus the Ch$284,481 million generated in the same period last year.

2.2. Gross Income and Gross Margin

3Q Gross income amounted to Ch$8,239 million in 3Q02, a 27,6% decrease versus the Ch$11,382 million registered in the same period last year. Despite reductions in the Company's fixed cost structure, gross income was severely impacted by weakened demand in the Wire and Cable unit due to the reduced investment activity among its principal client sectors (especially telecom and construction). The decline in the Wire and Cable unit was partially offset by improved gross income for the Brass Mills, Flexible Packaging and Aluminum units, both in absolute terms and as a percentage of net sales.

YTD Gross income amounted to Ch$24,742 million for the first nine months of 2002, a 37.2% decrease versus Ch$39,428 million obtained in the same period last year. The Company's gross margin in 2002 amounted to 12.4% versus 13.9% in 2001.

2.3. Operating Income and Operating Margin

3Q The Company's operating income amounted to Ch$948 million in 3Q02, compared to Ch$706 million generated in the same period of 2001. The stronger performance reflects improved results in the Company's Brass Mills, Flexible Packaging and Aluminum business units; the increases were offset by lower operating income in the Company's largest Wire and Cable unit.

YTD Madeco's operating income amounted to Ch$4,878 million for the Jan - Sep 2002 period, considerably lower than the Ch$12,062 million generated in 2001, reflecting the poor performance of its Wire and Cable unit (the unit's operating income totaled Ch$11,300 million in 2001 versus a Ch$1,240 million loss recorded in 2002).

2.4. Non-Operating Results

3Q The Company's non-operating loss in 3Q02 amounted to Ch$18,103 million, versus a loss of Ch$13,657 million in the same period last year.
    Price-level restatement and translation losses: amounted to a Ch$10,104 million loss in 3Q02 versus a Ch$5,747 million loss in 3Q01. In 2002, the translation losses resulted primarily from the devaluation of the Brazilian real versus the US dollar (-Ch$6,635 million), which were compensated by currency hedges (+Ch$6,296 million). The devaluation of the Argentine peso against the US dollar also resulted in losses for the 3Q02 period (-Ch$1,255 million).
    Other non-operating expenses: amounted to Ch$2,540 million in 3Q02 versus Ch$2,042 million in 3Q01. The Company registered in 3Q02 an extraordinary non-operating expense for the depreciation of assets unused (Ch$968 million), an extraordinary allowance for uncollectible accounts in Argentina (Ch$457 million), provisions for labor lawsuits (Ch$341 million) and charges related to severance payments (Ch$322 million). In 3Q01, Madeco registered an allowance for severance payments (Ch$878 million) and allowance for valuation on assets in subsidiaries (Ch$827 million).
    Net financial expenses: amounted to Ch$4,896 million in 3Q02, 6.4% lower than the Ch$5,232 million recorded in 3Q01; the decrease reflects a reduction of interest rates as well as a decrease in financial debt versus the previous year.
    Other non-operating income: amounted to an Ch$8 million loss in 3Q02, versus an Ch$11 million gain in 3Q01.

YTD Amounted to a non-operating loss of Ch$40,902 million for the first nine months of 2002 versus a Ch$28,881 million loss in 2001. The increase in non-operating losses was the result of higher price level restatement and translation losses (Ch$19,408 million for the nine-month period 2002 versus Ch$12,481 million recorded in the same period of 2001), an increase in other non-operating expenses (from Ch$3,268 million in 2001 to Ch$6,427 million in 2002) and a decrease in other non-operating income (from Ch$4,127 million in 2001 to Ch$70 million this year). The increased non-operating loss was partially offset by lower net financial expenses (from Ch$15,044 million in 2001 to Ch$13,631 million in 2002).

2.5. Net Income

3Q Net loss before taxes in 3Q02 amounted to Ch$17,155 million, versus a loss of Ch$12,951 million in 3Q01.
    The income tax in 3Q02 and 3Q01 amounted to Ch$971 million and Ch$930 million, respectively.
    The Company's minority interest primarily reflects the proportion of net income/loss corresponding to the minority shareholders of the Company's subsidiaries Alusa and Optel. The Company's minority interest in 3Q02 amounted to a Ch$59 million credit versus a Ch$158 million credit in 3Q01. For 3Q02, Optel registered losses, which were partially offset by income generated in Alusa. In 3Q01, Alusa and Optel registered losses.

The Company's net loss after taxes in 3Q02 amounted to Ch$18,060 million versus a Ch$13,717 million loss a year ago.

YTD Net loss before taxes for the Jan-Sep 2002 period amounted to Ch$36,023 million, versus a Ch$16,819 million loss in 2001.
    The income tax in 2002 and 2001 amounted to Ch$1,682 million and Ch$4,784 million, respectively.
    The Company's minority interest amounted to a Ch$2,366 million credit in 2002 versus a Ch$1,204 million expense in 2001.

The Company's net loss after taxes in 2002 amounted to Ch$35,322 million versus a net loss of Ch$22,877 million a year ago.

2.6. Foreign Currency Translation

The cumulative adjustments from foreign currency translation resulted from the adoption in 1998 of Technical Bulletin 64 and corresponds to the net differences between changes in the Chilean Consumer Price Index (CPI) and the devaluation or revaluation of the Chilean peso against the US dollar arising from foreign investments and related liabilities which have been designated as hedges.

3Q At the equity level, the positive adjustment from foreign currency translation for the Company amounted to Ch$15,022 million in 3Q02, which compensated in great part the effect of the losses for the period (Ch$18,060 million).

YTD At the equity level, the positive adjustment from foreign currency translation amounted to Ch$22,831 million for the first nine months of 2002, which partially compensated the effect of the losses for the period (Ch$35,322 million).

3. BUSINESS UNIT ANALYSIS (Exhibits 5 & 6)

The following discussion of the Company's four business units focuses on year-over-year performance for the third quarter period. The third quarter and nine-month period results by business unit are included in the exhibits following the text of this report.

3.1. Wire & Cable

Revenues generated in the Wire and Cable unit amounted to Ch$37,048 million in 3Q02, a 27.4% decrease versus Ch$51,050 million in 3Q01, reflecting in part the temporarily closure of the Company's Argentine cable operation. Volume sales of metallic cables decreased 19.1%, caused by the drop-off in telecom cable demand and lower sales of copper rod; volume sales decreases were partially offset by higher sales of copper thermo-stable cables.

Gross income totaled Ch$2,991 million in 3Q02, representing a 58.4% decrease versus the Ch$7,198 million generated in 3Q01, reflecting the decrease in volume sales. As a consequence of the fall-off in telecommunications cable demand in Brazil, the sales mix for the Company's four cable operations included a higher proportion of relatively lower value-added products, thereby negatively impacting gross margin (14.1% in 3Q01 and 8.1% in 3Q02).

Subsequent to the drop-off in cable demand, which began in 3Q01, the Company implemented multiple restructuring measures at year-end 2001, most particularly in Brazil and Argentina; as a consequence of the restructuring initiatives, overall year-over-year 3Q SG&A expenses for the Wire and Cable unit dropped 43.7% (from Ch$6,383 million in 3Q01 to Ch$3,595 million in 3Q02). Nevertheless, due to the continued pronounced decline in sales activity during 2002, the operating loss for 3Q02 amounted to Ch$603 million, versus a Ch$815 million gain in 3Q01.

3.1.1. Brazil: Revenues in 3Q02 amounted to Ch$18,647 million, a 25.4% decrease from Ch$24,992 million generated in 3Q01. The drop in net sales reflects a 27.3% volume sales decline versus last year; in particular, the Brazilian operation registered lower volume sales of copper telecom cables (-98.7%), copper thermo-plastic cables (-26.5%) and aluminum bare wire (-33.4%). The volume sales decreases were partially offset by higher investments in the energy sector, which resulted in higher sales of copper thermo-stable cables (+19.1%) and aluminum thermo-stable cables (+39.3%).

COGS decreased 21.4%, from Ch$22,391 million in 3Q01 to Ch$17,599 million in 3Q02, and reflects the volume sales decline as well as the Company's fixed cost structure reduction (principally lower salary expenditures due to a reduction in personnel and a decline in maintenance costs). The decreases were partially offset by higher utility costs (primarily energy and fuel) and an increase in other raw material costs.

SG&A expenses decreased 30.1%, from Ch$2,173 million in 3Q01 to Ch$1,520 million in 3Q02, and reflects lower salary expenditures, non-recurring charges and a drop in the Company's maintenance costs. Operating income amounted to Ch$428 million in 3Q01 versus a loss of Ch$472 million in 3Q02.

3.1.2. Optical Fiber: For 3Q02, Optel generated revenues of Ch$1,740 million, representing a 76.2% decline versus 3Q01 (Ch$7,325 million). The 15.8% decline in volume sales reflects the prolonged stagnation of Brazilian telecom demand (which commenced in the second half of 2001) coupled with a drop in average prices.

COGS dropped 69.4%, from Ch$5,173 million in 3Q01 to Ch$1,582 million in 3Q02, reflecting lower volume sales and a reduction of the Company's fixed cost structure. SG&A expenses amounted to Ch$486 million in 3Q02, a 64.1% drop versus Ch$1,355 million in 3Q01. The unit's operating loss for 3Q02 amounted to Ch$328 million, versus an operating income of Ch$797 million in 3Q01.

3.1.3. Chile: Revenues amounted to Ch$8,609 million in 3Q02, a 10.5% decrease compared to Ch$9,619 million generated in 3Q01; the decreased revenues reflect a 14.9% volume reduction, partially offset by an increase in average prices. The volume decrease reflects lower export sales of both copper rod and copper telecom cable, which in turn was due to the continued stagnation of Brazil's telecom investment activity. Despite an overall decline in volume sales, the Company won a bid for copper thermo-plastic cables (approximately 800 metallic tons), resulting in a 29% volume sales increase versus last year.

COGS decreased 3.8%, from Ch$8,585 million in 3Q01 to Ch$8,258 million in 3Q02. The COGS decrease reflects lower volume sales, partially offset by a 5.7% increase in copper prices and a 33.8% increase in plastic and insulation material prices. SG&A expenses decreased 84.6%, from Ch$869 million in 3Q01 to Ch$134 million in 3Q02, reflecting reductions in personnel and a change in criteria for the allocation of SG&A expenses between the Chilean Wire and Cable operation and the Chilean PBS operation. Pursuant to the change in the allocation criteria, the Company re-allocated in 3Q02 from the Chilean Wire and Cable operation to the Chilean PBS operation a total of Ch$696 million previously recorded in 1H02 as SG&A expenses corresponding to the Chilean Wire and Cable operation. Analyzing the combined SG&A expenses for the Chilean Wire and Cable and PBS operations, the 3Q02 amount totaled Ch$1,573 million, a 7.7% decrease versus 3Q01 (Ch$1,705 million), due mainly to reductions in personnel. Operating income increased from Ch$164 million in 3Q01 to Ch$217 million in 3Q02.

3.1.4. Peru: Revenues increased 6.5%, from Ch$8,670 million in 3Q01 to Ch$9,235 million in 3Q02. The revenue growth reflects a 16.1% volume sales increase resulting from higher copper rod sales to Brazil as well as higher domestic demand of copper thermo-plastic and thermo-stable cables due to increased demand from electric companies. The volume increases were partially offset by lower copper telecom cable export sales to Brazil and a drop in domestic demand for aluminum thermo-stable cables due to the government's postponement of its rural electrification expansion.

COGS amounted to Ch$7,799 million in 3Q02, a 8.4% increase versus Ch$7,193 million incurred in 3Q01, due principally to volume growth. The COGS increase outpaced revenue growth due to a higher percentage of relatively lower value-added products in the sales mix (exports primarily consisted of copper telecom cables in 2001 and copper rod in 2002), partially compensated by a slight increase in productivity levels (19.1 kg/man- hour in 3Q01 to 22.2 in 3Q02) and a drop in other raw material costs (primarily rubber and other insulating materials). SG&A expenses decreased 2.6%, from Ch$743 million in 3Q01 to Ch$724 million in 3Q02, reflecting lower provision amounts for obsolete inventory and reduced depreciation expenses.

Operating income amounted to Ch$712 million in 3Q02, a 3.0% drop versus Ch$734 million in 3Q01.

3.1.5. Argentina: Revenues amounted to Ch$353 million in 3Q02, representing a 93.2% decrease versus Ch$5,209 million generated in 3Q01. As discussed earlier, the Company's Argentine operations have been temporarily closed as a consequence of the country's deep economic recession. The reduced operating figures reflect sales of existing product inventory.

COGS dropped 92.7%, from Ch$5,053 million in 3Q01 to Ch$370 million in 3Q02. SG&A expenses decreased 71.6%, from Ch$761 million in 3Q01 to Ch$216 million in 3Q02. The incurrence of COGS and SG&A reflects the operation's minimal sales activity. The Company's operating loss in 3Q02 amounted to Ch$233 million versus a Ch$604 million loss in the same period a year ago.

3.2. Brass Mills

Revenues for the Brass Mills unit in 3Q02 totaled Ch$15,267 million, representing a 17.0% decrease versus Ch$18,392 million generated in 3Q01. The revenue decline in 2002 reflects the temporary closure of the Company's Argentine PBS production facilities and lower sales activity in the coin division.

Gross income increased 28.3%, from Ch$1,616 million in 3Q01 to Ch$2,073 million in 3Q02, reflecting a stronger performance in the Coin and Chilean PBS divisions and a positive gross income in the Argentine PBS division in 3Q02 versus a loss in 3Q01. The Brass Mills unit's operating income for 3Q02 was a Ch$3 million gain, compared to a Ch$428 million loss recorded in 3Q01, due mainly to improved results of the Coin division and significantly reduced operating losses in the Argentine business, which were partially offset by a performance decline in the Chilean PBS division.

3.2.1. Chile-PB&S: Revenues increased 1.4%, from Ch$11,822 million in 3Q01 to Ch$11,986 million in 3Q02, reflecting a slight increase in average prices, partially offset by a 0.5% drop in volume sales. International demand levels for the Company's products have been depressed since the economic slowdown in the United States and Europe which commenced in mid-2001. In addition, domestic volume sales decreased 8.9% due to the low level of construction activity and the devaluation of the Argentine peso versus the US dollar, which results in competitively priced aluminum import products entering Chile from the neighboring country.

COGS totaled Ch$10,560 million in 3Q02, a slight 0.4% increase versus Ch$10,522 million recorded in 3Q01. The slight COGS increase reflects higher copper prices (+5.7%), partially offset by the decline in volume sales, lower aluminum and zinc prices (-2.7% and -7.8%, respectively) and lower salary expenses. SG&A expenses grew 72.1%, from Ch$836 million in 3Q01 to Ch$1,439 million in 3Q02, reflecting reductions in personnel and a change in criteria for the allocation of SG&A expenses between the Chilean Wire and Cable operation and the Chilean PBS operation. Pursuant to the change in the allocation criteria, the Company re-allocated in 3Q02 from the Chilean Wire and Cable operation to the Chilean PBS operation a total of Ch$696 million previously recorded in 1H02 as SG&A expenses corresponding to the Chilean Wire and Cable operation. Analyzing the combined SG&A expenses for the Chilean Wire and Cable and PBS operations, the 3Q02 amount totaled Ch$1,573 million, a 7.7% decrease versus 3Q01 (Ch$1,705 million), due mainly to reductions in personnel. Operating loss for 3Q02 amounted to Ch$13 million, compared to a Ch$464 million gain generated in 3Q01.

3.2.2 Argentina-PB&S: Given the temporary cessation of Decker-Indelqui's operations, revenues in 3Q02 amounted to Ch$1,041 million, 71.2% lower than the Ch$3,620 million generated in 3Q01. The reduced operating figures reflect sales of the unit's existing product inventory.

COGS decreased 74.9%, from Ch$3,847 million in 3Q01 to Ch$967 million in 3Q02. SG&A expenses amounted to Ch$753 million in 3Q01 and Ch$196 million in 3Q02. The COGS and SG&A decreases reflect the significantly reduced activity and includes the costs and expenses related to the sales of existing product inventory. The Argentine unit's operating loss in 3Q02 amounted to Ch$122 million, significantly lower than the Ch$981 million operating loss recorded in 3Q01.

3.2.3. Coin unit: Revenues decreased 30.5%, from Ch$3,955 million in 3Q01 to Ch$2,747 million in 3Q02, reflecting a 15.5% decrease in volume sales as a consequence of the drop in the Euro coin demand. Moreover, due to an excess of installed production capacity in the coin industry, average prices declined in 2002.

COGS decreased 39.2%, from Ch$3,587 million in 3Q01 to Ch$2,182 million in 3Q02. COGS decreased primarily due to lower volume sales as well as a decrease in raw material costs (in 2002 the Company began using re-processed metals to drive a costs down). SG&A decreased 14.9%, from Ch$348 million in 3Q01 to Ch$296 million in 3Q02, due to lower salary expenditures and a reduction in fixed-cost structure. Operating income increased more than 13 times, from Ch$20 million in 3Q01 to Ch$270 million in 3Q02.

3.3. Flexible Packaging

3.3.1. Chile: Total revenues for 3Q02 were Ch$7,802 million, a 10.8% increase versus Ch$7,044 million in 3Q01, explained by an increase in average prices, a change in the sales mix towards relatively higher value-added rotogravure products and a 5.0% increase in volume sales. Export volume sales more than doubled versus last year, reflecting improved relationships with some of its international clients; the improved export sales were partially offset by lower domestic sales.

COGS amounted to Ch$6,505 million in 3Q02, a 4.5% increase versus Ch$6,222 million incurred in 3Q01. The 10.8% increase in revenues outpaced the 4.5% rise in COGS due to lower raw material costs (a decline in prices as well as a reduction in scrap levels), lower salary expenses, a decrease in overtime expenses and a reduction in depreciation expenses.

The Company's SG&A expenses decreased 13.5%, from Ch$624 million in 3Q01 to Ch$540 million in 3Q02, primarily the consequence of a reduction in personnel as well as lower third-party expenses. The Chilean packaging unit's operating income more than tripled versus last year (from Ch$199 million in 3Q01 to Ch$756 million in 3Q02), reflecting the Company's commercial efforts, productivity improvements and the restructuring measures undertaken during 2001. The unit's operating margin also more than tripled (2.8% in 3Q01 and 9.7% for 3Q02).

3.3.2. Argentina: Total net sales in 3Q02 amounted to Ch$3,229 million, a 33.6% decrease versus Ch$4,865 million generated in the same period last year. The revenue decline reflects lower volume sales (15.5%) as well as the Argentine peso devaluation.

COGS decreased 36.3%, from Ch$4,381 million in 3Q01 to Ch$2,790 million in 3Q02. SG&A expenses amounted to Ch$155 million in 3Q02, a 55.8% decrease versus 3Q01 (Ch$351 million). The year-over-year variations in COGS and SG&A expenses reflect the drop in raw material prices as well as a reduction in personnel expenses due to a salary adjustment, which was implemented as a consequence of the country's economic crisis.

Despite the significant decline in sales activity, the Argentine packaging unit registered an operating income amounting to Ch$284 million in 3Q02, an improvement versus the Ch$133 million obtained in 3Q01. Moreover, the unit's operating margin more than tripled, from 2.7% in 3Q01 to 8.8% for 3Q02.

3.4. Aluminum

3.4.1. Aluminum Profiles: Net sales increased 10.7%, from Ch$5,632 million in 3Q01 to Ch$6,235 million in 3Q02, reflecting an increase in average prices and a spot sale transaction of aluminum scrap. The revenue increase was partially offset by a 12.5% volume sales decline due to reduced domestic demand and lower export volume sales (since 2Q02, Chilean manufactured profiles exported to Peru incur additional customs duties, making them less competitive).

COGS increased 9.3%, from Ch$4,414 million in 3Q01 to Ch$4,824 million in 3Q02, mainly due to improvements in productivity levels, partially offset by an increase in raw material costs (in 2001, the Company used a higher portion of re-processed , lower priced aluminum). Despite the revenue growth, SG&A expenses dropped 20.8%, from Ch$918 million in 3Q01 to Ch$727 million in 3Q02, due mainly to a reduction in general expenses and lower uncollectible accounts, as well as the implementation of a new financial information system in 2001.

Operating income for the profiles unit amounted to Ch$683 million in 3Q02, a notable improvement versus Ch$300 million generated in 3Q01. Moreover, the unit's operating margin more than doubled (5.3% in 3Q01 and 11.0% for 3Q02).

3.4.2. Curtain Walls: At the beginning of the year 2002, as a consequence of the strategic decision to focus solely on the fabrication of aluminum profiles, the Company decided to exit the complementary curtain wall business segment. The operating figures registered during 3Q02 reflect the completion of the Uruguayan Torre Antel project.

Revenues for 3Q02 amounted to Ch$45 million versus Ch$994 million generated in 3Q01. COGS decreased from Ch$946 million in 3Q01 to Ch$17 million in 3Q02. SG&A amounted to Ch$30 million in 3Q02, versus Ch$243 million in 3Q01. The operating loss for the curtain wall unit amounted to Ch$3 million in 3Q02, significantly lower than the Ch$196 million loss registered last year.

4. BALANCE SHEET ANALYSIS (EXHIBIT 7)

4.1. Assets: Total assets of the Company as of September 2002, were Ch$402,653 million, a 14.2% decrease compared to Ch$469,058 million at September 2001. The primary differences were:

    Current assets amounted to Ch$129,645 million at September 2002, a 26.3% decrease compared to Ch$175,955 million at September 2001. The drop in Current Assets includes a decline in Inventories (-28.4%) as well as a decrease in total Accounts Receivables (-34.5%) and Notes Receivables (-44.3%), reflecting both the Company's efforts to reduce working capital as well as the lower sales activity levels. Recoverable Taxes also dropped 76.0% due primarily to the devaluation of the Brazilian real and Argentine peso. The decreases in Current Assets were partially offset by a 72.4% increase in Other Current Assets due to the re-allocation of fixed assets for sale in 3Q02.
    Fixed assets decreased 5.1%, from Ch$228,846 million at September 2001 to Ch$217,143 million at September 2002, and reflect the fact that capital expenditures in 2001 were lower than the Company's annual depreciation expense.
    Other assets amounted to Ch$55,865 million in 2002, 13.1% lower than the Ch$64,257 million in 2001. The primary variations were a decrease in the recovery of tax benefits in Argentina and a lower income tax credit in Argentina.

4.2. Liabilities: Total liabilities of the Company as of September 2002, were Ch$276,450 million, a 3.5% decrease compared to Ch$286,406 million at September 2001. The primary differences were:

    Current liabilities amounted to Ch$172,402 million in 2002, a 0.8% decrease versus Ch$173,857 million recorded in 2001. Total Short-Term Debt was reduced as a consequence of lower Notes Payable (-75.7%), offset by a 10.1% increase in Bank Debt.
    Long-term liabilities were Ch$104,048 million in 2002, a 7.6% decrease compared to Ch$112,549 million last year, due to both lower Bank Debt in Chilean peso terms and a reduction in Bonds Payable. The reduction in Long-term Liabilities were partially offset by a 105.0% increase in Other Provisions (for example, possible future expenses due to the Argentina situation).

4.3. Shareholders' Equity: Total Shareholders' Equity of the Company as of September 2002 was Ch$112,587 million, down 31.5% compared to Ch$164,467 million at September 2001. The main difference was higher losses recorded in Retained Earnings, which amounted to a Ch$72,119 million loss in 2002 versus a Ch$8,926 million loss in 2001.

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Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys, as well as a manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics products.

Readers are cautioned not to place undue reliance on the forward looking statements included in the above text, which speak only as the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward- looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.